SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

WELLS REAL ESTATE INVESTMENT TRUST, INC.

(Name of Subject Company)

MADISON INVESTMENT TRUST SERIES 82, MADISON LIQUIDITY INVESTORS, LLC, AND MADISON

CAPITAL MANAGEMENT, LLC

(Bidders)

SHARES OF COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

949906101

(CUSIP Number of Class of Securities)

Copy to:
Rick Grove	David A. Sirignano
Madison Capital Management	Morgan, Lewis & Bockius LLP
6143 S Willow Drive, Suite 200	1111 Pennsylvania Avenue, NW
Greenwood Village, CO 80111	Washington, D.C. 20004
Tel: 303 957 2050	Tel: 202.739.5420
Fax: 303 957 2010	Fax: 202.739.3001

(Name, Address, and Telephone Number of

Person Authorized to Receive Notices and

Communications on Behalf of Bidders)

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$206,550,000	$6,341.09

*	For purposes of calculating the filing fee only. Assumes the purchase of 24,300,000 Shares at a purchase price equal to $8.50 per Share in cash.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration Number:

Filing Party:

Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by Madison Investment Trust Series 82 (the “Purchaser”) to purchase up to 24,300,000 shares of common stock (the “Shares”) in Wells Real Estate Investment Trust, Inc. (the “Corporation”), the subject company, at a purchase price equal to $8.50 per Share, less the amount of any dividends declared or made with respect to the Shares between May 4, 2007 (the “Offer Date”) and June 8, 2007 or such other date to which this Offer may be extended (the “Expiration Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 4, 2007 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The Offer price may be reduced for dividends made or declared prior to the Expiration Date. Any dividends made or declared after the Expiration Date, pursuant to the terms of the Offer and as set forth in the Letter of Transmittal, are assigned by tendering Shareholders to the Purchaser. Purchaser is entitled to all proceeds that are paid on or after May 4, 2007 from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued. Madison Liquidity Investors, LLC, and Madison Capital Management, LLC are named as bidders herein because they control or are affiliated with the Purchaser, but are otherwise not participating in the offer described in this schedule.

In the event of a price reduction resulting from a Corporation dividend declared or made after the Offer Date and before the Expiration Date, as described above, the Purchaser will file an amendment to this Schedule TO reflecting such reduction and will, to the extent necessary, extend the Expiration Date to assure there is a minimum ten business day period following the amendment before the Offer expires. Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.

The Corporation had 116,000 holders of record owning an aggregate of 465,878,482 Shares as of February 28, 2007 according to its Form 10-k filed March 27, 2007. Affiliates of the Purchaser own or have the right to acquire 469,066 Shares or 0.1% of the outstanding Shares. The 24,300,000 Shares subject to the Offer constitute 5.22% of the outstanding Shares. Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchaser of up to $206,550,000 in aggregate purchase price. The Purchaser has sufficient current working capital and binding capital commitments from its members to fund the purchase price and pay all expenses of the offer.

The address of the Corporation’s principal executive offices is 6200 The Corners Parkway, Norcross, Georgia 30092, and its phone number is (770) 449-7800.

The information in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.	Exhibits.

(a)(1)	Offer to Purchase dated May 4, 2007

(a)(2)	Letter of Transmittal

(a)(3)	Form of Letter to Shareholders dated May 4, 2007

(a)(4)	Form of advertisement in Investor’s Business Daily

(a)(5)	Additional Transfer documents required by the Corporation

(b)-(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2007

Madison Investment Trust Series 82

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person

Madison Capital Management, LLC

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person

Madison Liquidity Investors, LLC

By:	/s/ John Gordon
John Gordon, Executive Vice President of Manager of filing person

EXHIBIT INDEX

Exhibit	Description
(a)(1)	Offer to Purchase dated May 4, 2007

(a)(2)	Letter of Transmittal

(a)(3)	Form of Letter to Shareholders dated May 4, 2007

(a)(4)	Form of advertisement in Investor’s Business Daily

(a)(5)	Additional Transfer documents required by the Corporation